UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Information to be Included in Statements Filed

Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto

Filed Pursuant to Rule 13d-2

(Amendment No.     )*

OPNEXT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68375V 10 5

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Clarity GenPar, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,527,420

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 6,527,420

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,527,420

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons Clarity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,527,420

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 6,527,420

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,527,420

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.1%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Opnext, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1 Christopher Way, Eatontown, New Jersey 07724

Item 2.
	(a)	Name of Person Filing Clarity GenPar, LLC Clarity Partners, L.P.
	(b)	Address of Principal Business Office or, if none, Residence c/o Clarity Partners, L.P. 100 North Crescent Drive Beverly Hills, California 90210
	(c)	Citizenship Clarity GenPar, LLC is a Delaware limited liability company. Clarity Partners, L.P. is a Delaware limited partnership.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share.
	(e)	CUSIP Number 68375V 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

This Schedule 13G is being filed by Clarity GenPar, LLC (“Clarity GenPar”), a Delaware limited liability company and Clarity Partners, L.P. (“Clarity Partners”), a Delaware limited partnership (collectively, the “Filing Parties”). Of the 6,527,420 shares reported as beneficially owned by Clarity GenPar and Clarity Partners, 4,229,114 shares are owned directly by Clarity Partners and 2,298,306 shares are owned directly by Clarity Opnext Holdings II, LLC (“Clarity Opnext”).   A joint filing agreement among the Filing Parties is filed as Exhibit 1.

	(a)	Amount beneficially owned: Clarity GenPar, LLC: 6,527,420 Clarity Partners, L.P.: 6,527,420

(b)

Percent of class:

Clarity GenPar, LLC:               10.1%

Clarity Partners, L.P.:               10.1%

Percentage ownership of the Common Stock is based on 64,605,162 shares of Common Stock, which represents the number of outstanding shares of Common Stock of Opnext, Inc. as of November 5, 2007, as stated on the Form 10-Q of Opnext, Inc. for the quarter ended September 30, 2007.  The percentage ownership of the 2,298,306 shares held by Clarity Opnext is 3.6%.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Clarity GenPar, LLC: 6,527,420 Clarity Partners, L.P.: 6,527,420
	(ii)	Shared power to vote or to direct the vote Not applicable.
	(iii)	Sole power to dispose or to direct the disposition of Clarity GenPar, LLC: 6,527,420 Clarity Partners, L.P.: 6,527,420
	(iv)	Shared power to dispose or to direct the disposition of Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008
CLARITY GENPAR, LLC

	By:	/s/ W. Jack Kessler
Name: W. Jack Kessler
Title: Member and Chief Financial Officer

CLARITY PARTNERS, L.P.

	By:	Clarity GenPar, LLC,
its General Partner

	By:	/s/ W. Jack Kessler
Name: W. Jack Kessler
Title: Member and Chief Financial Officer